CEL-SCI CORPORATION
8229 Boone Blvd. #802
Vienna, VA 22182
 (703) 506-9460

October 10, 2024

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
Amendment to Registration Statement on Form S-3

File No. 333-265995

CEL-SCI Corporation (the “Company”) requests that the above-captioned Amendment to its registration statement on Form S-3 filed on October 8, 2024 (File No. 333-265995) be withdrawn. The reason for this request is that the Amendment was filed as a Pre-Effective Amendment when it should have been filed as a Post-Effective Amendment.

No securities were sold by means of the Amendment to the registration statement.

Very Truly Yours, CEL-SCI CORPORATION /s/ Geert R. Kersten Geert R. Kersten Chief Executive Officer